UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)
Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia Canada	V6C 2X8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Rights to purchase common shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered

On December 8, 2008, pursuant to a Shareholder Rights Plan Agreement (the “Rights Agreement”), dated as of December 8, 2008, by and between Silver Wheaton Corp. (the “Company”) and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”), the Board of Directors (the “Board”) of the Company declared a distribution of one right (a “Right”) for each outstanding common share of the Company and any securities convertible, exercisable or exchangeable into common shares of the Company (collectively, the “Shares”) that were issued or deemed issued at the Close of Business on December 8, 2008 (the “Record Time”). One Right will also be issued and attach to each Share issued thereafter, subject to the limitations set forth in the Rights Agreement. At the Separation Time (as defined below), each Right entitles the registered holder to receive upon payment of the Exercise Price, that number of Shares of the Company having an aggregate market price equal to twice the Exercise Price. Prior to the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price per Share and, from and after the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, as at the Separation time, per Share.

The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Rights Evidenced by Certificates for Shares; Separation Time

Initially, the Rights will be evidenced by the certificates representing the Shares then outstanding, and will be transferable only together with the associated Shares. No separate Right Certificates will be distributed. In general, the Rights will separate from the Shares and become exercisable at the Close of Business (the “Separation Time”) on the tenth Business Day after the earliest of (a) the first date of public announcement or disclosure by the Company or a Person who has become a beneficial owner of 20% or more of the outstanding Shares (such person, an “Acquiring Person”), that a Person has become an Acquiring Person; (b) the date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid (as described below); and (c) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Company may determine in good faith. In addition, if the Company determines, in accordance with the Rights Agreement, to waive the application of Section 3.1 to a Flip-in Event, (see “Flip-in Event” below), then the Separation Time shall be deemed never to have occurred.

Before the Separation Time, the Rights will be evidenced by the certificates for Shares and will be transferable with and only with such certificates for Shares. From and after the Separation Time, the Rights will be evidenced by Rights Certificates, which will be transferable and traded separately from the Shares. Rights Certificates will also be issued in respect of Shares issued after the Separation Time and prior to the Expiration Time to each holder of securities of the Company (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) converting securities into or exchanging such securities for Shares.

Acquiring Person

An Acquiring Person is a Person that beneficially owns or becomes the beneficial owner of 20% or more of the outstanding Shares. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any Person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any Person becomes the Beneficial Owner of 20% or more of the Shares as a result of one or any combination of, among other things: (i) a Voting Share Reduction, (ii) a Permitted Bid Acquisition, (iii) an Exempt Acquisition, (iv) a Pro Rata Acquisition, or (v) a Convertible Security Acquisition.

The definition of “Acquiring Person” also excludes any underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Shares in connection with the distribution of securities pursuant to an underwriting agreement with the Company.

A Beneficial Owner includes, subject to certain specified exclusions, an owner of securities entitling the owner to become an owner of a Share, including conversion or exchange rights or rights to purchase, within 60 days.

Right to Purchase Shares

A transaction in which a Person becomes an Acquiring Person is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a joint actor, or transferee of such Person on or after the earlier of the Separation Time or the first date of public announcement, by the Company or an Acquiring Person, that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth Business Day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price upon payment of an amount in cash equal to the Exercise Price (such Rights being subject to anti-dilution adjustments).

Permitted Bid and Competing Permitted Bid

The Rights Agreement is not triggered if an offer to acquire Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A “Permitted Bid” is a take-over bid where such bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares and/or Convertible Securities, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the outstanding Shares or Convertible Securities held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered or deposited pursuant to the take-over bid and not withdrawn. A Permitted Bid must satisfy such other requirements as are outlined in the Rights Agreement.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid, satisfying the applicable provisions of the definition of Permitted Bid and meeting the take-up and payment conditions required of such take-over bids, as outlined in the Rights Agreement.

A Permitted Bid or Competing Permitted Bid is not required to be approved by the Company and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

With the prior consent of the holders of Shares obtained as specified under the heading “Supplements and Amendments” in the Rights Agreement the Company may, by written application to the Rights Agent, before the occurrence of a Flip-in Event, waive the application of the Rights Agreement to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the Company shall be deemed to also have waived the application of the Rights Agreement to any other Flip-in Event occurring as a result of any other

                                                                             3

take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiration of any take-over bid in respect of which a waiver is, or is deemed to have been, granted..

The Company may also waive the application of the Rights Agreement to an inadvertent Flip-in Event, on the condition that the Person who became an inadvertent Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Shares such that, at the time of waiver, it is no longer an Acquiring Person or such inadvertent Acquiring Person covenants in favor of the Company, on terms acceptable to the company, to reduce its Beneficial Ownership of Shares within a period of time specified by the Company such that, at the time the waiver becomes effective at the expiry of such period of time, it is no longer an Acquiring Person.

Subject to the provisions of the Rights Agreement, until the occurrence of a Flip-in Event which has not been waived, the Company may elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right, appropriately adjusted as provided for in the Rights Agreement (such redemption price being herein referred to as the “Redemption Price”).

In the event that a Person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or certain Exempt Acquisitions, outstanding Shares and/or Convertible Securities, the Company shall immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price. Where a take-over bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Company may elect to redeem all of the outstanding Rights at the Redemption Price.

If the Company elects or is deemed to have elected to redeem the Rights, it must comply with the applicable provisions of the Rights Agreement in respect thereof. Upon the Rights being redeemed, all the provisions of the Rights Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Rights Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Shares, subject to and in accordance with the Rights Agreement.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder of the Company, including, without limitation, the right to vote or to receive distributions.

Confirmation; Termination

The Rights Agreement must be confirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of ratification and confirmation at a meeting of the holders of Voting Shares called for such purpose and held within six months of the Effective Date. If the Rights Agreement is not approved at such meeting, the Rights Agreement and all outstanding Rights will terminate and be void and of no further force and effect from and after the earlier of the date of such meeting or any adjournment thereof and the date that is six months from the Effective Date.

The Rights Agreement shall expire and be of no further force or effect from and after the Close of Business on the date (the “Expiration Time”) that is the earlier of (i) the Termination Time, and (ii) the date upon which the annual meeting of the holders of Voting Shares terminates in 2011.

Amendment of the Rights Agreement

Before the confirmation of the Rights Agreement by Shareholders, the Company may, without the approval of holders of Shares or Rights, amend, supplement, vary, delete, resend or restate the Rights Agreement in order to make any changes that the Directors, acting in good faith, may deem necessary or desirable.

Following Shareholder confirmation of the Rights Agreement, the Company may from time to time prior to or after the Separation Time, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors, (ii) to maintain the validity and effectiveness of the Rights Agreement as a result of any change in applicable legislation, regulations or rules thereunder, and (iii) in order to make any changes which the Company acting in good faith may deem necessary or desirable. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights at a meeting of the holders of Rights for approval.

At any time before the Separation Time, the Company may, with prior consent of the Shareholders received at the Shareholder meeting or after the Separation Time, the Company may, with prior consent of the holders of Rights obtained at a meeting of the holders of Rights, amend, supplement, restate or rescind any of the provisions of the Rights Agreement and the Rights, whether or not such action would materially adversely affect the interests of the holders of rights generally.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not do so; however, the Rights may have certain anti-takeover effects.

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Company other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Agreement. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers.

However, the Rights help ensure that the Company’s Shareholders receive fair and equal treatment in the event of any takeover proposal of the Company. The execution of the Rights Agreement by the Company is not in response to any specific take-over threat or proposal, but is a precaution taken to protect the rights of the Company’s Shareholders.

Item 2.	Exhibits

Exhibit Number	Description of Exhibit
99.1

Shareholder Rights Plan Agreement, dated as of December 8, 2008, by and between Silver Wheaton Corp. and CIBC Mellon Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 9, 2008).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILVER WHEATON CORP. (Registrant)
Date: January 5, 2009	By:	/s/ Gary Brown
Gary Brown Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1

Shareholder Rights Plan Agreement, dated as of December 8, 2008, by and between Silver Wheaton Corp. and CIBC Mellon Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 9, 2008).